Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

06019289

SEC MAIL RECEIVED PROCESSING
DEC 13 2006
WASH., D.C. 213 SECTION

SUPPL

5 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

12/18

Enc.

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lead to at least 100 redundancies over the next 12 months and are spread across the three states in which Tabcorp operates. The redundancies will take effect no earlier than February next year. Technical Services operations will be fully devolved and integrated within the two Divisions by 1 July 2007. Mr Slatter said: "To remain ahead of our competition we must reduce our costs, streamline our operations and pursue growth opportunities in our businesses."

When the organisational alignment is complete by mid 2007, Mr Slatter said his executive team will be Chief Financial Officer Matt Bekier, Walter Bugno, Elmer Funke Kupper, Corporate and Legal Executive General Manager Kerry Willcock and Executive General Manager Strategy and Development and China Peter Caillard.

Executive General Manager Technical Services George Mackey will be leaving the company this month. "George has been a solid contributor to the success of the company and the delivery of new technology services across Tabcorp. I'd like to thank George for his achievements and for his contribution to the organisation," Mr Slatter said.

Tabcorp's Executive General Manager Human Resources Julia Nenke will oversee the organisational changes and leave the company when the program is complete. "Julia has made a great contribution to the development of our people and has shown leadership in developing new organisational structures for the company to achieve future growth," Mr Slatter said.

In the Casinos division, Mr Garvin has been appointed to the position of Managing Director at Star City. He starts his new role on 18 December. The appointment follows Jim L'Estrange moving into the role of Divisional General Manager Casino Product for all four casinos.

Mr Bugno said he was delighted to have an executive of Craig's experience with strong corporate and people management skills to take over the day-to-day operations at Star City. "The fact that we could fill the role at Star City with an internal appointment demonstrates the depth of corporate talent within the Tabcorp group." Mr Garvin started as Managing Director Wagering Distribution this year and successfully managed the company's distribution network to achieve record turnover during the Victorian Spring Racing Carnival.

In the Australian Business division, Mr Funke Kupper said bringing together the Racing and Media and Wagering Distribution areas would lead to greater consistency and alignment, ensuring that wagering issues were managed by one senior executive. "The streamlined structure will ensure that we focus on delivering the best products and great customer service and pursue growth opportunities in the Australian Business division."

Mr Nason, who already has responsibility for wagering products and media assets including Sky Channel and 2KY Radio, will take on the additional role of Wagering Distribution, which brings together all customer-facing channels for the wagering business, including agencies, pubs, clubs, on-course, phone and internet betting. Mr Nason will take charge of his expanded portfolio from 18 December.

For further information contact:
Bruce Tobin, General Manager Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

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5 December 2006

Tabcorp drives for greater efficiency

Tabcorp today announced the next phase of its streamlining program that will create greater efficiencies and accelerate growth opportunities across the gambling and entertainment group, leading to annual savings of at least $21 million.

The program involves streamlining and devolving some Corporate and Technical Services functions to Tabcorp's two main business divisions, Australian Business and Casinos, to ensure they have appropriate resources that are fully aligned and focused to deliver growth and improve shareholder returns.

In June this year, Tabcorp announced that it would create a shared services centre as part of its then bid for the former UNiTAB. The decision has now been made to go ahead with the centre and locate it in Melbourne, providing finance and human resources functions across the company and delivering annual benefits of $9 million. The centre will bring about 80 new jobs to Melbourne.

New aspects of the program are the devolution of technical services functions to the business divisions and streamlining some corporate functions that will lead to annual savings of more than $12 million.

Other changes announced today are:

- Tabcorp executive Craig Garvin promoted to the position of Managing Director at Star City Hotel and Casino after serving as Managing Director Wagering Distribution. He will report to Walter Bugno, Chief Executive Casinos.
- The expansion of the Racing and Media portfolio to include the Wagering Distribution business to be led by Tabcorp executive Robert Nason. The position continues to report to Elmer Funke Kupper, Chief Executive Australian Business.

All of the changes are subject to regulatory approval.

In announcing the changes, Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said: "Our goal is to drive performance and accelerate growth opportunities across the Tabcorp group. These changes will build the divisional strength of the organisation and streamline corporate and technical functions that will allow the two major business divisions to be more flexible and accountable. This will lead to new efficiencies and growth potential in the businesses."

Mr Slatter said: "The new centre will ensure that Victoria is the hub for finance and human resources shared services functions for the Tabcorp group." The first employees will move into the centre in May 2007 and it will be fully operational by September.

As outlined at the company's Annual General Meeting last week, Tabcorp is focusing on streamlining resources for group efficiency, growth and accountability. The program includes devolving Technical Services and some Corporate support functions to the Australian Business and Casinos Divisions to make them more accountable for delivering long term plans and generating growth. There will also be redundancies in Finance and Human Resources with the introduction of the shared services centre. The program will

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au